EXHIBIT 17.1

Thomas E. Zelibor

3920 Glenneyere Dr.

Longmont, CO 80503

August 24, 2022

Dr. Michael Lebby

CEO, Lightwave Logic

369 Inverness Pkwy, Suite 350
Englewood, CO 80112-6039

Dear Michael,

This letter is to inform you of my intent to retire as Chair of the Lightwave Logic Board effective October 1, 2022.

I most certainly appreciated the opportunity to serve in various company roles on Lightwave’s Board of Directors, as CEO, and Chairman since 2008. It has been an amazing experience and I feel I have had a tremendous impact on the organization.

You, all members of the Board and employees have my very best wishes for Lightwave Logic’s continued success.

Yours Sincerely,

T. E. Zelibor

Chairman, Lightwave Logic Board of Directors